UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May, 2009

Commissi

on File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ/MF): 04.032.433/0001 -80
Company Registry (NIRE): 33300275410
Publicly Held Company

NOTICE TO THE MARKET

Rio de Janeiro, May 19 2009 – Pursuant to CVM Offical Letter CVM/SGE/001/03, of January 22, 2003, and to article 12, caput, of CVM instruction 358, of January 3 2002, Contax Participações S/A (“Company”) (Bovespa: CTAX3 e CTAX4) announces that it has received a letter from Banco Fator S.A. written on May 4 2009, announcing the acquisition of common Company shares, which does not alter the Company´s control and administrative structure.

The Company further announces that, following this transaction, Banco Fator S.A. now holds 481,415 common shares (CTAX3), equivalent to 6.1% of the total amount of shares issued by Contax Participações S.A.

Sincerely,

Michel Neves Sarkis
Chief Financial and Investor Relations Officer
CONTAX PARTICIPAÇÕES S/A

"São Paulo, May 4, 2009"

To:

Contax Participações S.A.
Investor Relations Officer: Michel Neves Sarkis
Rua do Passeio, 56 – 16º andar
20021-290 - Centro
Rio de Janeiro (RJ)

Subject: Disclosure regarding the acquisition of relevant interest

Dear Sir:

In accordance with CVM instruction 358/02, Banco Fator S.A., as the manager of Fundo Fator Sinergia III – equity investment fund and Fundo Fator Sinergia IV - equity investment fund, inscribed in the corporate roll of taxpayers (CNPJ) under nos. 07.644.055/0001 -83 and 07.796.185/0001 -31, respectively, hereby informs the Company that it has increased its interest in CONTAX PARTICIPAÇÕES S.A. to 481,415 common shares and now holds 6.1% of the Company’s total capital and 8.4% of its voting capital.

As the acquisition does not represent any of the situations described in paragraph 5 of article 12 of CVM instruction 358/02, the Company asked the CVM (Brazilian Securities and Exchange Commission) to be exempted from announcing said acquisition in the press.

We also stress that the above information has been communicated to the CVM and the BOVESPA.

Lastly, we would ask you to take all the necessary measures to disclose this acquisition via the IPE information system.

Sincerely,

Bando Fator S.A.

Manager of the equity investment funds Fator Sinergia III and Fator Sinergia IV

"São Paulo, May 4, 2009"

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.